___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
        AYP CAPITAL, INC.          :
                                   :    CERTIFICATE
         File No. 70-8951          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    DECEMBER 31, 1998
      Company Act of 1935)         :
__________________________________ :




          During the fourth quarter of 1998, AYP Capital, Inc. no longer performed any activities in connection with the sale and marketing of the Insider heat pump.

          Because AYP Capital has ceased performing activities in connection with this file, this will be its final Rule 24
Certificate until such time as it again performs activities.

          Attached are consolidated financial statements for the quarter ended December 31, 1998.


                              AYP CAPITAL, INC.



                              By   Carol G. Russ
                                   Counsel
                                   AYP Capital, Inc.



Dated: March 1, 1999